Platinum Studios, Inc.

2029 South Westgate Avenue
Los Angeles, California 90025

January 12, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:          Platinum Studios, Inc.

            Registration Statement on Form S-1

                                File No. 333-168125

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Platinum Studios, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 12:00 pm, Eastern Time, on Friday, January 14, 2011, or as soon thereafter as possible.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott M. Rosenberg
Scott M. Rosenberg
Chief Executive Officer